Exhibit 12

                              RATIO OF EARNINGS TO FIXED CHARGES


                       Thirteen Weeks Ended                    Fiscal Year Ended
                      August 24,  August 25,    May 25,  May 26,  May 28,  May 29,  May 30,
                         1997       1996          1997     1996     1995     1994     1993

Ratio of Earnings
  to Fixed Charges       6.70       6.25          6.54     6.94     4.10     6.18     8.62



For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.